   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1999.
                                                   REGISTRATION NO. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                                   HIE, INC.
             (Exact name of registrant as specified in its charter)

             GEORGIA                                             58-2112366
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)

                         1850 PARKWAY PLACE, SUITE 1100
                            MARIETTA, GEORGIA 30067
                                 (770) 423-8450
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ----------------------

                                ROBERT I. MURRIE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   HIE, INC.
                         1850 PARKWAY PLACE, SUITE 1100
                            MARIETTA, GEORGIA 30067
                                 (770) 423-8450

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ----------------------

                                With a copy to:
                            PATRICIA A. WILSON, ESQ.
                              TROUTMAN SANDERS LLP
                             BANK OF AMERICA PLAZA
                                   SUITE 5200
                           600 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30308-2216
                                 (404) 885-3000

                             ----------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                             ----------------------

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                          CALCULATION OF REGISTRATION FEE
=====================================================================================================================
                                                               PROPOSED              PROPOSED
       TITLE OF EACH CLASS OF         AMOUNT TO BE             MAXIMUM               MAXIMUM             AMOUNT OF
          SECURITIES TO BE             REGISTERED         OFFERING PRICE PER        AGGREGATE        REGISTRATION FEE
             REGISTERED                     (1)                SHARE(2)         OFFERING PRICE(2)
---------------------------------------------------------------------------------------------------------------------

Common Stock, par value $0.01
  per share (together with
  associated preferred stock
  purchase rights)                     302,458 shares     $1.875                $567,109             $157.66

=====================================================================================================================

(1) In accordance with Rule 416 under the Securities Act of 1933, this Registration Statement also covers such indeterminable number of shares of common stock as may become issuable upon conversion of the 8.5% Series B Cumulative Convertible Exchangeable Preferred Stock to prevent dilution resulting from stock splits, stock dividends and similar transactions.

(2) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of HIE's common stock on November 9, 1999 as quoted on the Nasdaq National Market.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

===============================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1999

PROSPECTUS

                                 302,458 SHARES
[HIE LOGO]

                                  COMMON STOCK

                               ------------------

         The selling shareholders are offering for resale up to 302,458 shares of our common stock. These shares may be acquired by the selling shareholders upon their conversion of 65,000 shares of our 8.5% Series B cumulative convertible exchangeable preferred stock, which we issued in a private placement on September 29, 1999.

         We expect that the selling shareholders using this prospectus may sell the shares in ordinary brokers' transactions, transactions directly with market makers, privately negotiated sales or otherwise.

         We will not receive any of the proceeds from the offering of the shares of our common stock with this prospectus. The registration of the shares pursuant to this prospectus does not necessarily mean that any shares will be offered or sold.

         The sale price of the shares offered with this prospectus will be determined by the selling shareholders at the time of sale and may be based on the market price of the shares, negotiated prices or by formula.

         Our common stock is currently traded on the Nasdaq National Market under the symbol "HDIE." On November 9, 1999, the last reported sales price of the common stock was $1.875 per share.

         YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 BEFORE PURCHASING ANY SHARES OF COMMON STOCK OFFERED BY THE SELLING SHAREHOLDERS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------



November ___, 1999

                               TABLE OF CONTENTS



About this Prospectus.......................................................iii
Special Note Regarding Forward-Looking Statements...........................iii
Prospectus Summary............................................................1
Risk Factors..................................................................3
Use of Proceeds..............................................................17
Selling Shareholders.........................................................17
Plan of Distribution.........................................................19
Legal Matters................................................................21
Experts......................................................................21
Where You Can Find More Information..........................................21


                               ------------------

                             ABOUT THIS PROSPECTUS

         THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT THAT WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") USING A "SHELF" REGISTRATION PROCESS. UNDER THIS PROCESS, THE SELLING SHAREHOLDERS MAY, FROM TIME TO TIME, SELL THEIR SHARES OF OUR COMMON STOCK IN ONE OR MORE OFFERINGS. PLEASE CAREFULLY READ BOTH THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT TOGETHER WITH ADDITIONAL INFORMATION DESCRIBED UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION."

         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT AND NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF SECURITIES HEREUNDER SHALL CREATE AN IMPLICATION TO THE CONTRARY.

         IN THIS PROSPECTUS, THE "COMPANY," "HIE," "WE," "US," AND "OUR" REFER TO HIE, INC. AND ITS SUBSIDIARIES.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements included in or incorporated by reference into this prospectus are considered "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements involve known and unknown risks and relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "intends," "seeks," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.

         Forward-looking statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including those outlined under the section entitled "Risk Factors." The risks, uncertainties and factors that may cause our actual results to differ materially from any forward-looking statement include:

         -  the effect of changing economic and business conditions

         -  risks associated with product demand and market acceptance

         -  changes in our business strategy and development plans

         -  changes in government regulation

         -  the loss of significant distributors or customers

         -  delays in new product development and technological risks

         -  other risk factors identified in this prospectus

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of forward-looking statements. We do not intend to update or revise any forward-looking statement after the date of this prospectus to reflect any change in our expectations with regard to such statement or any change in events, conditions or circumstances on which the forward-looking statement is based.

                               PROSPECTUS SUMMARY

                                ABOUT HIE, INC.

         We develop, market and support enterprise application integration ("EAI") software products and provide related services. Our products enable organizations to connect multiple, disparate Information Technology ("IT") systems, including applications and databases, thus allowing such systems to share data in real time. Since 1994, we have been providing solutions to healthcare companies and have recently begun providing our solutions to financial/banking institutions.

         We offer the Cloverleaf EAI Suite, which helps companies to speed the process of connecting disparate applications and databases by using pre-made integration engines and adapters, among other components. These products seek to simplify the problem of programmers being forced to recreate new integration software every time they need to link systems together. Furthermore, we believe industry-specific solutions are important because companies within an industry often adhere to standardized protocols and formats that require EAI solutions to be tailored to account for such circumstances. Our products are currently available to customers in versions specifically designed to meet the needs of companies in the healthcare and financial/banking vertical markets.

         In addition, EMerge, our Enterprise Master Person Index ("EMPI") product, is a process-oriented implementation of EAI specifically designed to enable healthcare companies to continuously track patients, physicians, insurance plan members and records across different organizations and information systems. EMPIs are enablers for clinical data repositories, enterprise-wide data warehouses and electronic medical records.

         Our Cloverleaf EAI Suite and EMerge products are sold through third-party distributors and directly to end-users.

         We offer an array of professional services, including a variety of short-term, project-based technical services, extensive training programs, long-term integration management services and Solution Sourcing, our family of outsourcing solutions.

         We were organized as a Georgia corporation on June 15, 1994. Our principal executive offices are located at 1850 Parkway Place, Suite 1100, Marietta, Georgia 30067, and our telephone number is (770) 423-8450. We maintain a web site at http://www.hie.com. The reference to our web address does not constitute incorporation by reference of the information contained at that site.

                                  THE OFFERING


         In September 1999 we issued and sold 65,000 shares of a newly designated 8.5% Series B Cumulative Convertible Exchangeable Preferred Stock (the "Series B Preferred Stock") to the selling shareholders in a private offering for gross proceeds of $650,000. On behalf of the selling shareholders, we are registering for resale up to 302,458 shares of our common stock that are issuable upon conversion of the Series B Preferred Stock, based upon the current conversion price.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not yet know of or that we currently consider immaterial may also impair our business operations or financial condition.

         If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

         This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

OUR OPERATING RESULTS VARY SIGNIFICANTLY AND OUR PAST OPERATING RESULTS MAY NOT BE INDICATIVE OF OUR FUTURE PERFORMANCE

         Although we experienced revenue growth in 1998, such growth may not be sustainable, as evidenced by the fact that our revenue declined 1% for the nine-month period ended September 30, 1999, compared to the same period in the prior year. You should not use our past results to predict future operating margins and results. Additionally, we have a limited operating history upon which you can base your evaluation of our business and prospects. Prior to 1998 and in the first nine months of 1999, we experienced a history of losses and we have not yet been consistently profitable on an annual basis. At September 30, 1999, we had an accumulated deficit of approximately $24.7 million. Our future operating results will depend on many factors, including the following:

         -  the growth of the EAI software market

         -  the continued growth of demand for our EMerge product

         - the size and timing of orders for our products and the collection of the related accounts receivable, especially from major distributors

         -  the amount and timing of services revenue

         - the impact of the Year 2000 issue on sales of our products (See "-- Year 2000 Risks May Result in Material Adverse Effects on Our Business.")

         -  the length of the sales cycle for our products

         -  potential delays in our implementations at customer sites

         -  continued development of distribution channels

         -  changes in demand for our products

         - introduction of new products or product enhancements by us or our competitors

         -  changes in prices of our products and those of our competitors

         - the effects of global economic conditions on capital expenditures for software

         - amount, availability and timing of expenditures relating to expansion of our business

         - variability in the mix of services that we perform versus those performed by our third-party service providers

WE HAVE INCURRED LOSSES AND THERE CAN BE NO ASSURANCES REGARDING IF AND WHEN WE WILL AGAIN GENERATE POSITIVE EARNINGS

         Prior to 1998 and in the first nine months of 1999, we experienced a history of losses, and we have not yet been consistently profitable on an annual basis. We believe this is primarily due to the fact that we have experienced a shift in the composition of our overall revenue from relatively high-margin software license fees to the lower-margin service component of our business. Therefore, our overall gross profit has been reduced, contributing significantly to the overall losses that we have incurred. Unless we are able to generate increased unit sales of our Cloverleaf EAI Suite in the healthcare and financial/banking markets or generate significant sales from our EMerge software product, as well as develop and market new enhancements and new products, we may continue to see our lower-margin service business dominate our overall revenue composition. If this trend continues, unless we are able to continue to make cost cutting measures, including improvements to the gross profit of the service business, such losses may continue to occur. In addition, such losses have contributed to our inability to satisfy certain financial covenants of our revolving line of credit, which defaults have been waived by the lender. See "--We Have Incurred A Technical Default In Our Line Of Credit." We are unable to assure you that we will be able to remedy this situation in the near future, if at all, and therefore, there can be no assurance if and when we will return to profitability. See "--We Depend on Services Revenue."

WE HAVE INCURRED A TECHNICAL DEFAULT IN OUR LINE OF CREDIT

         In August 1998, we entered into a $5.0 million line of credit facility (the "Credit Facility") with Silicon Valley Bank (the "Bank"). We were in default of two of the financial covenants under the Credit Facility at March 31, 1999: (1) quarterly profitability; and (2) the minimum Quick Ratio, as defined therein. Subsequent to March 31, 1999, HIE and the Bank amended the Credit Facility whereby the Bank waived these defaults, increased the interest rate by 0.5% annually (to 1.5% over prime) and secured the line of credit with the Company's intellectual property.

         At June 30, 1999, HIE was in default of the same two financial covenants under the Credit Facility. Subsequent to June 30, 1999, HIE and the Bank amended the Credit Facility whereby the Bank waived the defaults, increased the interest rate by 0.5% (to 2% over prime), and extended the term of the Credit Facility to September 30, 1999.

         On September 30, 1999, HIE and the Bank again amended the Credit Facility to extend the term until November 30, 1999. Under the borrowing base limitation, $4.5 million was available for borrowing under the Credit Facility at September 30, 1999. The balance outstanding under the Credit Facility was $4.0 million on September 30, 1999. The Credit Facility currently bears interest at the Bank's prime rate (8.25% at September 30, 1999) plus 2%.

         The increases in our interest rate charged by the Bank reduced our earnings and contributed to our operating losses.

         We are engaged in discussions with the Bank regarding an extension or replacement of the Credit Facility as well as with other potential financing sources to provide additional capital for our ongoing and future operations. There can be no assurance that we will be successful in our negotiations with the Bank or in attracting additional capital on terms acceptable to us, if at all.

FACTORS AFFECTING FLUCTUATIONS IN OUR QUARTERLY RESULTS

         Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future. Quarterly revenue and operating results depend upon, among other things, the volume and timing of customer contracts and service orders received, as well as the amount of each contract that we are able to recognize as revenue. These factors are difficult to forecast. In addition, as is common in the software industry, a significant portion of our license revenue in a given quarter historically has been recorded in the last month of that quarter. Our expense levels for each quarter, however, are based primarily on our estimates of future revenue and are largely fixed. As a result, we may be unable to adjust spending rapidly enough to compensate for any unexpected revenue shortfall. Any significant shortfall in revenue in relation to our planned expenditures would seriously harm our business, financial condition and results of operations.

         Our Dependence On Sales To Distributors May Impact Our Quarterly
Results

         We use distributors to sell EAI solutions in our targeted markets. Sales of our products to a limited number of distributors may account for a significant amount of revenue for a particular quarter. For example, one distributor, Trace Financial LTD, accounted for 29% and 58% of our software revenue for the three months ended March 31, 1999 and June 30, 1999, respectively. One customer, Columbia/HCA Healthcare Corporation, accounted for 69% of our software revenue and 23% of our total revenue for the three months ended September 30, 1999. Additionally, in the fourth quarter of 1998, sales to a major distributor, McKesson HBOC, Inc., accounted for almost one half of our total revenue and substantially all of our software revenue. Our distributors may not purchase significant amounts of our products in a particular quarter, if at all. Further, changes or delays in distributor orders may cause significant variability in our revenue for any particular quarter.

         Collection Of Accounts Receivable From Our Major Customers May Impact Our Quarterly Results

         At September 30, 1999, the accounts receivable balance of one distributor, McKesson HBOC, Inc., comprised approximately 30% of our total accounts receivable balance. Also, three customers, Trace Financial LTD, Columbia/HCA Healthcare Corporation and McKesson HBOC, Inc., comprised approximately 45% of our total accounts receivable balance at September 30, 1999. A downturn in the software market generally or other financial problems of these customers could affect our ability to collect outstanding accounts receivable. Our failure to collect accounts receivable owed to us by our major customers on a timely basis could have a material adverse effect on our business, financial condition and cash flow and could cause significant variability in our revenue for any particular quarter.

         Seasonality May Impact Our Quarterly Results

         Our operating results have also experienced certain seasonal fluctuations. Historically, our revenue has been higher in the fourth quarter and lower in the first quarter of each year. We believe that our seasonality is due in part to the calendar year budgeting cycles of many of our customers and our incentive compensation policies, which tend to reward our sales personnel for achieving annual rather than quarterly revenue quotas. In future periods, we expect that these seasonal trends may continue to cause first quarter license revenue to decrease from the level achieved in the preceding quarter.

         As a result of these and other factors, our quarterly revenue may fluctuate significantly, and we cannot predict with certainty our quarterly revenue and operating results. Further, we believe that period-to-period comparisons of our operating results are not necessarily a meaningful indication of future performance. It is likely that in one or more future quarters our results may fall below the expectations of securities analysts and investors. If this occurs, the trading price of our common stock would likely decline.

OUR REVENUE IS PRIMARILY GENERATED IN THE HEALTHCARE AND FINANCIAL/BANKING
MARKETS

         Substantially all of our revenue comes from customers in the healthcare and the financial/banking markets. Sales to healthcare organizations accounted for substantially all of our total revenue for the year ended December 31, 1998 and the nine months ended September 30, 1999. As a result, our business, financial condition and results of operations are influenced by conditions affecting these industries. Our distributors and customers may not continue to purchase our products and services. Consequently, our failure to maintain our relationships with our current distributors and customers or to add new distributors or customers that make significant purchases of our products and services would seriously harm our business, financial condition and results of operations.

         Many healthcare organizations are consolidating to create integrated healthcare delivery systems with greater market power. These organizations may try to use their market power to negotiate price reductions for our applications and services. As the healthcare industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater. If we were forced to reduce prices for our products or services, our operating results would suffer.

         The healthcare market itself is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operations of healthcare organizations. Changes in current healthcare financing and reimbursement systems could cause us to make unplanned enhancements of software applications or services, or result in delays or cancellations of orders or in the revocation of endorsement of our applications and services by healthcare participants. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare market participants operate. Healthcare market participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. We do not know what effect any proposals would have on our business.

         We have been selling in the financial/banking market for less than 18 months with a limited amount of success. Prior to 1999, we generated little revenue from the financial/banking market. We cannot reasonably predict future revenue from this market due to our limited experience and sales success in this market.

OUR SOFTWARE LICENSE REVENUE IS SUBSTANTIALLY DEPENDENT ON ONE PRODUCT SUITE

         Substantially all of our software license revenue in 1998 and the nine months ended September 30, 1999, was derived from sales of our Cloverleaf EAI Suite. Our future success will depend on continued market acceptance of our Cloverleaf EAI Suite and enhancements to these products. Competition, technological change or other factors could reduce demand for, or market acceptance of, our Cloverleaf EAI Suite. A decline in demand for our Cloverleaf EAI Suite would seriously harm our business, financial condition and results of operations. To date, EMerge has only a limited sales history upon which you can base your evaluation of its prospects. If we are unable to achieve significant sales of our software products, the composition of our revenue may continue to be dominated by our lower-margin services business, which may contribute to ongoing losses.

WE DEPEND ON SERVICES REVENUE

         Services revenue represented a majority of our total revenue for the first nine months of 1999 and for each of 1998, 1997 and 1996. We anticipate that services revenue will continue to account for a substantial amount of our total revenue for the foreseeable future.

         - Because services revenue has lower gross margins than software license revenue, an increase in the percentage of total revenue represented by services revenue or an unexpected decrease in software license revenue could have a detrimental effect on our overall gross profit and our operating results

         - We subcontract certain product implementation, customer support and training services to third-party service providers. Revenue from these third-party service providers generally carries lower gross margins than our service business overall; as a result, our services revenue and related margins may vary from period to period, depending on the mix of revenue from third-party service providers

         - Services revenue depends in part on ongoing renewals of support contracts by our customers, some of which may not renew their support contracts

         If our services revenue is lower than anticipated, our business, financial condition and results of operations could be seriously harmed. Our ability to increase services revenue will depend in large part on our ability to increase the scale of our professional services organization. We may not be able to do so. In addition, we believe our success depends in part on introducing new service offerings.

OUR GROWTH IS DEPENDENT UPON THE DEVELOPMENT OF OUR DISTRIBUTOR SALES MODEL

         We believe that our future growth depends heavily on developing and maintaining successful strategic relationships with third-party distributors. Currently, we are focusing on sales to distributors in the healthcare and financial/banking markets as opposed to direct sales to end-users for our Cloverleaf EAI Suite. As such, we place a strong emphasis on developing and maintaining relationships with entities in a position to distribute our products. Approximately 9%, 34%, 16% and 16% of our total revenue in the first nine months of 1999 and for the years ended December 31, 1998, 1997 and 1996 were generated by third-party distributors of our products.

         Although we have entered into written distribution agreements with all of our significant distributors, these agreements typically do not restrict them from distributing our competitors' products and do not require them to purchase any minimum amount of our products. Additionally, many of our distributors pre-purchase our products in volume and, consequently, may not make purchases of our products every quarter. We cannot assure you that we will be able to maintain existing relationships, develop new relationships or that any such relationships will prove to be effective in distributing our products. If we lose any of our distributor relationships or fail to establish new relationships or if our distributors fail to successfully sell our products, we would not be able to execute our business strategy and our business would suffer significantly.

WE MAY BE UNABLE TO EXPAND OUR DIRECT SALES AND PROFESSIONAL SERVICES ORGANIZATIONS

         Currently, we market our products to distributors and end-users in certain vertical markets through our internal sales force. Additionally, clients that license our products often engage our professional services organization to assist with support, training, consulting and implementation of our EAI solutions. Our ability to achieve significant revenue growth in the future will greatly depend on our ability to recruit and train sufficient technical, customer support and direct sales personnel. Any new professional services personnel will require training and education and take time to reach full productivity. We have in the past and may in the future experience difficulty in recruiting qualified sales, technical and support personnel. To meet our needs for such personnel, we may need to use more costly third-party consultants and independent contractors to supplement our own professional services organization. Our inability to maintain an adequate direct sales force and professional services organization could seriously harm our business, financial condition and results of operations.

OUR FAILURE TO MANAGE GROWTH OF OPERATIONS MAY ADVERSELY AFFECT US

         Our current information systems, procedures and controls may not continue to support any growth in our operations and may hinder our ability to exploit the market for EAI and EMPI products and services. We cannot be certain that we will continue to experience or successfully manage growth. Our inability to sustain or manage our growth could seriously harm our business, financial condition and results of operations. To manage any growth, we must continue to:

         -  expand our sales, marketing and customer support organizations

         - invest in the development of enhancements to existing products and new products that meet changing customer needs

         - further develop our technical and marketing expertise in our targeted vertical markets so that we can influence and respond to emerging industry standards

         -  improve our operational processes and management controls

         -  further develop our EAI and EMPI service offerings

SALES AND IMPLEMENTATION CYCLES FOR OUR EAI AND EMPI SOLUTIONS CAN BE LENGTHY

         Sales cycles for our EAI and EMPI solutions can be lengthy. Our typical sales cycle to customers in the healthcare and financial/banking markets ranges between three to nine months from our initial contact with a potential customer to the sales of our solutions. We are unable to control many factors that will influence our customers' buying decisions. The sales and implementation process involves a significant technical evaluation and commitment of capital and other resources by our customers. The sale and implementation of our solutions are subject to delays due to our customers' internal budgets and procedures for approving large capital expenditures and deploying new technologies.

OUR MARKETS ARE HIGHLY COMPETITIVE

         We compete in markets that are intensely competitive. We will be required to devote a significant amount of resources to expand our presence in our targeted markets. Additionally, in order to maintain our market share in the healthcare market, we must preserve our relationships with our current customers as well as establish relationships with new customers. We expect the markets for our products and services to become more competitive as current competitors expand their product offerings and new competitors enter the market. Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, financial condition and results of operations. Our principal competitors include:

         Internal IT Departments

         We face competition and sales resistance from the internal IT departments of potential customers that have developed or may develop in-house systems that may substitute for our products. We expect that internally developed application integration systems will continue to be a principal source of competition for the foreseeable future. In particular, we may face difficulties making sales to organizations whose internal development groups have already progressed significantly toward completion of systems that our products might replace, or where the underlying technologies used by such groups differ fundamentally from our products.

         Software and Middleware Vendors

         We face competition from a variety of software and middleware vendors that provide EAI and EMPI products in different vertical markets. These competitors include:

         -  companies offering EAI products

         -  companies offering EMPI products

         -  IT consulting firms

         -  application vendors

         Systems Integrators and Professional Service Organizations

         We also may face competition from systems integrators and professional service organizations that design and develop custom systems and perform custom integration of systems and applications. Certain of these firms may possess industry specific expertise or reputations among our potential customers. These systems integrators and consulting firms can resell our products, and we may engage in joint marketing and sales efforts with them. We may rely upon these firms for recommendations of our products during the evaluation stage of the purchase process, as well as for implementation and customer support services. These systems integrators and consulting firms may have similar, and often more established, relationships with our competitors, and there can be no assurance that these firms will not market or recommend software products that are competitive with our products.

         Many of these companies have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition, and a larger installed base of customers than we do. Many of our competitors also may have well-established relationships with our current and potential customers in our targeted markets. In addition, many of these competitors have extensive knowledge of EAI and EMPI solutions generally and in our targeted markets, and may be in a better position than we are to devote significant resources toward the development, promotion and sale of their products generally or in specific vertical markets.

         Current and potential competitors may also respond more quickly than we can to new or emerging technologies and changes in customer requirements. They may have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of software industry consolidations. We cannot assure you that we will be able to compete successfully against current and future competitors, or that competitive pressure we face will not significantly harm our business, financial condition and results of operations.

WE MUST KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGY TO REMAIN COMPETITIVE

         The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products could be rendered obsolete if we fail to keep up in any of these ways. We have also found that the technological life cycles of our products are difficult to estimate, partially because they may vary according to the particular application or vertical market segment. We believe that our future success will depend upon our ability to continue to enhance our current product line while we concurrently develop and introduce new products that keep pace with competitive and technological developments. These developments require us to continue to make substantial product development investments.

         Existing Products

         We currently serve a customer base with a wide variety of hardware, software, database and networking platforms. To gain broad market acceptance, we believe that we will have to support our products on a variety of platforms. Our success will depend on, among others, the following factors:

         - our ability to integrate our products with multiple platforms, especially relative to our competition in our targeted markets

         - the portability of our products, particularly the number of hardware platforms, operating systems and databases that our products can source or target

         - the integration of additional software modules under development with existing products

         -  our management of technical personnel and sub-contractors

         Future Products

         We cannot assure you that we will be successful in developing and marketing future product enhancements or new products that respond to technological changes, shifting customer preferences or evolving industry standards. We may experience difficulties that could delay product enhancements or new products or increase our costs to develop these products. If we are unable to develop and introduce new products or enhancements of existing products in a timely and affordable manner or if we experience delays in the commencement of commercial shipments of new products and enhancements, then customers may forego purchases of our products and purchase those of our competitors.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY

         Our success depends upon our ability to maintain the proprietary and confidential technology incorporated in our products. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We presently have no patents. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. We cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult, and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of our resources.

INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS

         It is possible that third parties will claim that we have infringed their current or future intellectual property rights. We expect that EAI software developers may increasingly be subject to infringement claims as the number of products in different industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could seriously harm our business, financial condition and results of operations. We cannot assure you that such royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. Additionally, we cannot assure you that legal action claiming intellectual property infringement will not be commenced against us, or that we would prevail in such litigation given the complex technical issues and inherent uncertainties in litigation. In the event an intellectual property claim against us was successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition and results of operations would be seriously harmed. Even if we prevail in litigation, the expense of litigation could be significant and could seriously harm our business, financial condition and results of operation.

WE RELY ON THIRD PARTIES FOR TECHNOLOGY IN OUR PRODUCTS

         We depend upon third-party suppliers to provide software that is incorporated in certain of our products. We do not have control over the scheduling and quality of work of such third-party software suppliers. Additionally, the third-party software may not continue to be available to us on commercially reasonable terms, if at all. Our agreements to license certain third-party software will terminate after specified dates unless they are renewed. If we cannot maintain licenses to key third-party software, shipments of our products could be delayed until equivalent software could be developed or licensed and integrated into our products.

THERE ARE MANY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

         While approximately 90% of our revenue in the first nine months of 1999 and for the year ended December 31, 1998 was generated within the United States, we have customers in several countries worldwide. International sales in certain foreign markets are subject to a variety of risks, including

         - difficulties in establishing and managing international distribution channels

         - localizing software products for sales in foreign markets and enforcing intellectual property rights

         -  fluctuations in the value of foreign currencies, including the Euro

         -  changes in duties and quotas

         -  introduction of tariff or non-tariff barriers

         -  economic, political and regulatory changes

In addition, to the extent profit is generated or losses are incurred in foreign countries, our effective income tax rate may be materially affected. We do not currently engage in hedging transactions, but we may do so in the future. We cannot assure you that any of the factors described above will not seriously harm our business, financial condition and results of operations.

FAILURE TO RECRUIT AND RETAIN KEY EMPLOYEES WILL SERIOUSLY HARM OUR BUSINESS

         Our success is highly dependent upon the continued service and skills of our executive officers and other key technical, sales and marketing employees. We do not maintain key man life insurance on any of our employees, and we have not entered into employment agreements with any key employees that provide for any fixed term of service. In addition, our future success will depend considerably on our ability to attract and retain highly skilled employees and management personnel. Competition for such personnel is intense. We cannot assure you that we will be successful in attracting and retaining highly skilled employees and management personnel. Further, we anticipate growth and expansion into areas and activities which may require the addition of new highly skilled employees and the development of additional expertise by existing management personnel. Any new highly skilled personnel may require training and education and take time to reach full productivity. The failure to attract and retain such employees or to develop such expertise could seriously harm our business, financial condition or operating results.

OUR PRODUCTS MAY BE AFFECTED BY UNKNOWN SOFTWARE DEFECTS

         Our products depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when enhancements or new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current products or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that, despite testing by us, defects may occur in our software. These defects could cause performance interruptions, which could damage our reputation with existing or potential customers, increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer.

WE MAY INCUR MATERIAL COSTS IN CONNECTION WITH PRODUCT LIABILITY CLAIMS

         Because many of our clients use our products to integrate important applications in their organizations, any errors, defects or other performance problems of our products could result in financial or other damages to our clients. Additionally, we provide services to assist certain customers in identifying and correcting potential Year 2000 problems. In the event of any errors, defects or other performance problems in our products or services, our clients could seek damages for losses from us, which, if successful, could seriously harm our business, financial condition or results of operations. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. We have not experienced any product liability claims to date, however, a product liability claim brought against us, even if not successful, would likely be time consuming and costly.

YEAR 2000 RISKS MAY RESULT IN MATERIAL ADVERSE EFFECTS ON OUR BUSINESS

         The Year 2000 issue refers generally to the data structure and processing problem that may prevent systems from properly processing date-sensitive information when the year changes to 2000. As a result, within the next month or so, IT and non-IT systems used by many companies may need to be upgraded to address Year 2000 problems. We formed a Year 2000 task force that has systematically evaluated all existing systems, products and key external relationships to ascertain material Year 2000 issues and solutions. The Year 2000 issue could result in the following risks for us:

         - we may not be able to modify our products, services offerings, IT and non-IT systems in a timely and successful manner to comply with the Year 2000 requirements, which could have a material adverse effect on our operating results

         - the system failures due to Year 2000 problems of third parties with whom we have a material relationship may have a material adverse effect on our operating results

         - our customers may reallocate capital expenditures to fix Year 2000 problems and defer purchases of our software

         - we may be subject to a claim involving our products or Year 2000 assessment services that could have a material adverse effect on our business, results of operations and financial condition

         - the spending and purchasing patterns of customers or potential customers may be affected by the Year 2000 issue as companies expend significant resources to correct or update their current systems for Year 2000 compliance or delay purchases of new software until after the Year 2000 in order to avoid implementing a formal Year 2000 compliance program with respect to the new software

GOVERNMENT REGULATION COULD ADVERSELY AFFECT OUR BUSINESS

         Our business is subject to government regulation. Existing as well as new laws and regulations could adversely affect our business. Some computer applications and software are considered medical devices and are subject to regulation by the United States Food and Drug Administration (the "FDA"). We do not believe that our current products or services provided to the healthcare industry are subject to FDA regulation. However, we may expand our application and service offerings into areas that subject us to FDA regulation. We have no experience in complying with FDA regulations. We believe that complying with FDA regulations would be time consuming, burdensome and expensive and could delay our introduction of new applications or services.

         By virtue of our products and services provided to the healthcare industry, we are subject to extensive regulation relating to the confidentiality and release of patient records, which are included in our databases. Federal and state regulations govern both the disclosure and the use of confidential patient medical record information. Although compliance with these laws and regulations is at present principally the responsibility of the hospital, physician or other healthcare provider, regulations governing patient confidentiality rights are evolving rapidly. Additional legislation governing the distribution of medical records has been proposed at both the state and federal level. This legislation may require holders of such information to implement security measures. It may be expensive to implement security or other measures designed to comply with any new legislation. We cannot assure you that changes to state or federal laws will not materially restrict the ability of healthcare organizations to submit information from patient records using our software products.

OUR COMMON STOCK PRICE MAY BE HIGHLY VOLATILE

         The trading price of our common stock may be volatile. The stock market in general, and the market for technology and software companies in particular, has, from time to time, experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including:

         -  changes in expectations of our future financial performance

         - changes in securities analysts' estimates (or the failures to meet such estimates)

         -  announcements of technological innovations

         -  customer and distributor relationship developments

         -  conditions affecting our targeted markets in general

         -  quarterly fluctuations in our revenue and financial results

         In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If this were to happen to us, litigation would be expensive and would divert management's attention.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS COULD HAVE ANTI-TAKEOVER EFFECTS

         Our articles of incorporation and bylaws, as well as our shareholder rights plan, contain certain provisions that could have the effect of delaying or preventing a change in control. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions authorize the issuance of preferred stock with rights senior to those of common stock and impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions.

FUTURE SALES BY EXISTING SHAREHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK AND MAKE IT MORE DIFFICULT FOR US TO SELL STOCK IN THE FUTURE

         After this registration statement becomes effective, the shares registered hereunder will be eligible for resale in the market without restriction. Sales of any substantial number of shares of our common stock in the public market may have an adverse effect on the market price of our common stock. The average daily trading volume of our common stock has been low. Any sustained sales of shares by our existing or future shareholders or any increase in the average volume of shares traded in the public market may adversely affect the market price of our common stock. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. This shelf registration will remain effective until September 29, 2000 or such earlier time as all of the shares of the common stock issued upon conversion of the Series B Preferred Stock have been sold.

OUR BUSINESS OR OUR STOCK PRICE COULD BE ADVERSELY AFFECTED BY THE ISSUANCE OF ADDITIONAL PREFERRED STOCK

         Our board of directors is authorized to designate and issue up to an additional 18,950,000 shares of preferred stock with such dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges as our board of directors, in its sole discretion, may determine. The issuance of additional shares of preferred stock may result in a decrease in the value or market price of our common stock. The issuance of additional shares of preferred stock could adversely affect the voting and other rights of the holders of common stock.

LOW STOCK PRICE COULD RESULT IN OUR BEING DELISTED FROM NASDAQ, WHICH COULD REDUCE OUR ABILITY TO RAISE FUNDS

         If our stock price were to drop below $1.00 per share and remain below $1.00 per share for an extended period of time, certain Nasdaq regulations would require the delisting of our shares. Accordingly, our common stock could no longer be traded on Nasdaq. In such an event, our shares could only be traded on over-the-counter bulletin board systems. If our stock were to be delisted, then we may face significant difficulties in raising additional capital on favorable terms, if at all. Delisting would also negatively affect shareholder liquidity.


THERE WILL BE A DILUTIVE EFFECT IF THE CONVERSION PRICE OF THE SERIES B PREFERRED STOCK IS RESET

         We may be obligated to issue additional shares of common stock upon conversion of the Series B Preferred Stock. The conversion price will be reset on June 20, 2000, if the average of the closing prices of our common stock on the preceding five business days is less than $2.1491 per share. To the extent that additional shares of our common stock are issuable upon conversion of the Series B Preferred Stock, our shareholders will experience dilution of their ownership percentages.

                                USE OF PROCEEDS

         The selling shareholders will receive all of the proceeds from the sale of the common stock offered with this prospectus.


                              SELLING SHAREHOLDERS

         This prospectus relates to shares of our common stock that may be acquired by the selling shareholders named below upon conversion of the shares of Series B Preferred Stock held by the selling shareholders.

         The outstanding shares of the Series B Preferred Stock were acquired by the selling shareholders on September 29, 1999, pursuant to Subscription Agreements between us and each of the selling shareholders. A total of 65,000 shares of Series B Preferred Stock were issued. Each share of Series B Preferred Stock, valued at its liquidation preference of $10 per share, is convertible into that number of shares of our common stock determined by dividing (i) $10.00 by (ii) $2.1491 (115% of the average closing bid prices of the common stock for the five business days prior to the closing date). Each share of Series B Preferred Stock is currently convertible into approximately
4.6532 shares of common stock. This conversion price will be reset on June 20, 2000 if the average of the closing bid prices of the common stock for the five business days prior to June 20, 2000 (the "Reset Price") is less than $2.1491. The number of shares of common stock into which a share of the Series B Preferred Stock is convertible will be determined by dividing (i) $10.00 by
(ii) the Reset Price. The applicable conversion rate is subject to adjustments for stock splits, stock dividends and recapitalizations.

         As of November 1, 1999, we had 25,454,658 shares of common stock and 65,000 shares of Series B Preferred Stock issued and outstanding.

         Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities which that person has the right to acquire within 60 days, as well as any securities owned by such person's spouse, children or relatives living in the same house. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities.

         The following table sets forth, to our knowledge, the number and percentage of the outstanding shares of our common stock beneficially owned by each selling shareholder as of the date of this prospectus and the number of shares of our common stock that may be offered by each selling shareholder pursuant to this prospectus. Unless otherwise indicated, each person has sole investment and voting power with respect to the shares set forth in the following table. No selling shareholder has held any position or office or had any other material relationship with us in the past three years. The selling shareholders may offer all, some or none of their shares of our common stock; we are thus unable to determine the exact number of shares that will actually be sold. The table assumes that the selling shareholders sell all of their shares that are registered on this prospectus.


                                             SHARES BENEFICIALLY OWNED                       SHARES BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING        NUMBER OF               AFTER OFFERING
                                            --------------------------      SHARES           -------------------------
NAME OF BENEFICIAL OWNER                     NUMBER        PERCENTAGE     OFFERED(1)         NUMBER         PERCENTAGE
------------------------                     ------        ----------     ----------         ------         ----------

Robert L. Abelman                            11,633            *            11,633               --             *
Joe T. and Frances E. Bates                  34,899            *            34,899               --             *
Edward & Barbara Cornell                     11,633            *            11,633               --             *
Frank H. DiCristina, III (2)                 28,266            *            23,266            5,000             *
Cecil Franseen                               11,633            *            11,633               --             *
F. Marion & Ann Frazier                      11,633            *            11,633               --             *
Gregory R. Herrell                           11,633            *            11,633               --             *
Kenneth & Sherry Higgins (3)                 27,633            *            11,633           16,000             *
Arthur James Hook                            11,633            *            11,633               --             *
Herbert Jacobs                               23,266            *            23,266               --             *
Joseph R. Kasperski                          11,633            *            11,633               --             *
John Madfis                                  23,266            *            23,266               --             *
E. Pat Manuel                                46,532            *            46,532               --             *
John E. & Noriko Ragan                       11,633            *            11,633               --             *
Eugene P. & Mary H. Schumacher(4)            24,133            *            11,633           12,500             *
William Vasey                                11,633            *            11,633               --             *
Rusty Vest                                   23,266            *            23,266               --             *

---------------

*        Less than 1% of our outstanding common stock.

(1) This amount reflects shares of our common stock issuable upon conversion of the Series B Preferred Stock (assuming a conversion rate of approximately 4.6532 shares of common stock for each share of Series B Preferred Stock).

(2) This amount includes 5,000 shares of our common stock beneficially owned by Mr. DiCristina and not issuable conversion of the Series B Preferred Stock.

(3) This amount includes 16,000 shares of our common stock beneficially owned by Mr. and Mrs. Higgins and not issuable upon conversion of the Series B Preferred Stock.

(4) This amount includes 12,500 shares of our common stock beneficially owned by Mr. and Mrs. Schumacher and not issuable upon conversion of the Series B Preferred Stock.

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of the common stock offered with this prospectus. We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The shares of common stock offered with this prospectus may be sold from time to time by the selling shareholders, or to the extent permitted, by pledgees, donees, transferees or other successors in interest. Such successors in interest will be named as a selling shareholder in a supplement or post-effective amendment to this prospectus. The selling shareholders may dispose of their shares through the following transactions:

         - privately negotiated sales in the over-the-counter market or any exchange on which the securities are listed

         - by selling the shares through a broker/dealer, including circumstances in which brokers or dealers attempt to sell the shares to third parties, but, if they are initially unable to do so, they may purchase the shares themselves and resell the shares as principal

         -  an underwritten offering on a firm commitment or best efforts basis

         Sales of selling shareholders' shares may also be made pursuant to Rule 144 under the Securities Act, where applicable, rather than pursuant to this prospectus.

         Such sales may be made from time to time at

         -  negotiated prices

         -  fixed prices that may be changed

         -  market prices prevailing at the time of sale

         -  prices related to prevailing market prices

         A selling shareholder may also use this prospectus in the following ways:

         - to enter into options or other transactions with broker/dealers that involve the delivery of the shares to the broker/dealers who may then resell or otherwise transfer those shares

         - to pledge the common stock as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the common stock

         The selling shareholders or their successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the common stock, may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. To the extent the selling shareholders may be deemed to be underwriters, the selling shareholders may be subject to certain statutory liabilities of the

Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         At any time a particular offer of the common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. To the extent required under the Securities Act, the following information will be set forth in a post-effective amendment to this prospectus:

         - the aggregate amount of selling shareholders' shares being offered and the terms of the offering

         - the names of any agents, brokers, dealers, transferees or underwriters

         -  any applicable fee or commission with respect to a particular offer

         Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common stock.

         The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling shareholders and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to the particular common stock being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

         To comply with securities laws of certain states, if applicable, the shares will be sold in those jurisdictions only through registered or licensed brokers or dealers.

         Pursuant to the Subscription Agreements, including Annex I attached to each agreement, entered into in connection with the offer and sale of our Series B Preferred Stock, each of HIE and the selling shareholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution. We have agreed to keep the registration statement of which this prospectus is a part continuously effective until the earlier of September 29, 2000 or the date that all of the shares of common stock covered by this prospectus have been resold.

         To our best knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any broker, dealer, agent or underwriter regarding the sale of the common stock by the selling shareholders. There is no assurance that any selling shareholder will sell any or all of the common stock offered by it under this prospectus or that any such selling shareholder will not transfer, devise or gift such common stock by other means not described in this prospectus.

                                 LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for HIE by Troutman Sanders LLP, Atlanta, Georgia. Carl E. Sanders, a partner in Troutman Sanders LLP, is a director of HIE and at October 31, 1999 was the beneficial owner of 82,950 shares of common stock.

                                    EXPERTS

         The consolidated financial statements and schedule of HIE, Inc. as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at:

         -  Judiciary Plaza
            450 5th Street, N.W.
            Room 1024
            Washington, D.C.  20549

         -  500 West Madison Street
            Suite 1400
            Chicago, Illinois 60606

         -  7 World Trade Center
            Suite 1300
            New York, New York  10048

You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange
Act:

         (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

         (2) our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

         (3)  our Current Report on Form 8-K dated August 26, 1999; and

         (4) the descriptions of our common stock and associated preferred stock purchase rights contained in the Registration Statement on Form 8-A dated October 24, 1995.

         You may request a copy of these filings, at no cost, by writing or telephoning us at:

                                   HIE, Inc.
                         Attention: Investor Relations
                         1850 Parkway Place, Suite 1100
                            Marietta, Georgia 30067
                            Telephone (770) 423-8450

                                   [HIE LOGO]

              PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses to be paid in connection with the issuance and distribution of the securities being registered are as follows:

         SEC registration fee.............................  $   157.66
         Nasdaq National Market listing fee...............  $ 6,050.00
         Accounting fees and expenses.....................  $ 6,000.00
         Legal fees and expenses..........................  $20,000.00
         Miscellaneous....................................  $ 5,000.34

         Total............................................  $37,208.00

All of the above items are estimates except the SEC registration fee. We will bear all of such estimated expenses.

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 14-2-202(b)(4) of the Georgia Business Corporation Code provides that a corporation's Articles of Incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties as directors; provided, however, that the Section does not permit a corporation to eliminate or limit the liability of a director for appropriating, in violation of his duties, any business opportunity of the corporation, engaging in intentional misconduct or a knowing violation of law, obtaining an improper personal benefit, or voting for or assenting to an unlawful distribution (whether as a dividend, stock repurchase or redemption or otherwise) as provided in Section 14-2-832 of the Georgia Business Corporation Code. Section 14-2-202(b)(4) also does not eliminate or limit the rights of a corporation or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director's fiduciary duty. In addition,
Section 14-2-202(b)(4) applies only to claims against a director arising out of his role as a director and does not relieve a director from liability arising from his role as an officer or in any other capacity. The provisions of HIE's Articles of Incorporation, as amended, are similar in all substantive respects to those contained in Section 14-2-202(b)(4) of the Georgia Business Corporation Code outlined above, and provide that the liability of directors of HIE shall be limited to the fullest extent permitted by Georgia law, as the same may from time to time be amended.

         Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Business Corporation Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Business Corporation Code provides for indemnification of a director of HIE for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including civil actions brought as derivative actions by or in the right of HIE) in which he may become involved by reason of being a director of HIE. Section 14-2-851 also provides such indemnity for directors who, at the request of HIE, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. The Section permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interest of HIE and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding. However, if the director is adjudged liable to HIE in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

         Section 14-2-852 of the Georgia Business Corporation Code provides that directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors of HIE, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Business Corporation Code, as follows: (i) by the majority vote of a quorum of the disinterested members of the board of directors, (ii) if a quorum cannot be obtained, by a committee thereof duly designated by the board of directors, consisting of two or more disinterested directors, (iii) by special legal counsel, or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

         Section 14-2-857 of the Georgia Business Corporation Code provides that an officer of HIE (but not an employee or agent generally) who is not a director has the mandatory right of indemnification granted to directors under
Section 14-2-852, as described above. In addition, HIE may, as provided by its Articles, By-laws, general or specific actions by its board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

         HIE's By-laws provide that HIE will indemnify its directors and officers to the fullest extent permitted by the foregoing provisions of the Georgia Business Corporation Code outlined above.

         Reference is made to Section 5 of Revised Annex 1 - Registration Rights to the Revised Subscription Agreement, the form of which is filed as
Exhibit 4.1 hereto, in which the Holders (as defined therein) agree to indemnify the directors and officers of the Company and certain other persons against certain civil liabilities.

         Officers and directors of HIE are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act" including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The cost of such insurance is borne by HIE as permitted by the By-laws of HIE and the laws of the State of Georgia. At present, there is no pending litigation or proceeding involving a director or officer of HIE as to which indemnification is being sought nor is HIE aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16.    EXHIBITS.

Exhibit
Number      Description
------      -----------

2.1         Amended and Restated Articles of Incorporation.*

4.1 Form of Revised Subscription Agreement for Series B Preferred Stock (with Revised Annex I - Registration Rights).

5           Opinion of Troutman Sanders LLP.

23.1        Consent of Troutman Sanders LLP (contained in Exhibit 5).

23.2        Consent of KPMG LLP.

24 Powers of Attorney (included in the signature page to the registration statement).

---------------

* (Filed as Exhibit 3(i) to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated by reference herein.)

ITEM 17.   UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by
Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on November 12, 1999.

                                       HIE, INC.



                                       By: /s/ Joseph A. Blankenship
                                           -----------------------------------
                                               Joseph A. Blankenship
                                               Senior Vice President - Finance
                                               and Chief Financial Officer

                               POWER OF ATTORNEY

         We, the undersigned officers and directors of HIE, Inc., hereby severally constitute and appoint Robert I. Murrie and Joseph A. Blankenship, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said registration statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable HIE, Inc. to comply with the provisions of the Securities Act, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys or any of them, to said registration statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below and as of the date indicated above.


SIGNATURE                               TITLE
---------                               -----


/s/ Parker H. Petit                     Chairman of the Board of Directors
----------------------------------
Parker H. Petit




/s/ Robert I. Murrie                    Director, President and Chief Executive
----------------------------------      Officer (Principal Executive Officer)
Robert I. Murrie




/s/ Joseph A. Blankenship               Senior Vice President - Finance, Chief
----------------------------------      Financial Officer, Treasurer and
Joseph A. Blankenship                   Secretary (Principal Financial Officer
                                        and Principal Accounting Officer)

SIGNATURE                               TITLE
---------                               -----


/s/ Joseph G. Bleser                    Director
----------------------------------
Joseph G. Bleser




/s/ J. Terry Dewberry                   Director
----------------------------------
J. Terry Dewberry




/s/ William J. Gresham, Jr.             Director
----------------------------------
William J. Gresham, Jr.




/s/ Charles R. Hatcher, Jr.             Director
----------------------------------
Charles R. Hatcher, Jr.




/s/ John W. Lawless                     Director
----------------------------------
John W. Lawless




/s/ Carl E. Sanders                     Director
----------------------------------
Carl E. Sanders




/s/ Mark D. Shary                       Director
----------------------------------
Mark D. Shary




/s/ Donald W. Weber                     Director
----------------------------------
Donald W. Weber

                                 EXHIBIT INDEX


Exhibit
Number      Description
------      -----------

2.1 Amended and Restated Articles of Incorporation (filed as Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference).

4.1 Form of Revised Subscription Agreement for Series B Preferred Stock (with Revised Annex I - Registration Rights).

5           Opinion of Troutman Sanders LLP.

23.1        Consent of Troutman Sanders LLP (contained in Exhibit 5).

23.2        Consent of KPMG LLP.

24 Powers of Attorney (included in the signature page to the registration statement).